Exhibit 4.1

To:     Navigator Gas L.L.C.

Navigator Holdings Ltd

Navigator Atlas L.L.C.

Navigator Europa L.L.C.

Navigator Oberon L.L.C.

Navigator Triton L.L.C.

Navigator Umbrio L.L.C.

Navigator Centauri L.L.C.

Navigator Ceres L.L.C.

Navigator Ceto L.L.C.

Navigator Copernico L.L.C (together, the Borrowers)

all of:

Trust Company Complex

Ajeltake Road

Ajeltake Island

Majuro

Marshall Islands

29 June 2018

Dear Sirs

USD $278,125,000 facility agreement dated 27 January 2015 (as amended from time to time) (the Facility Agreement) between, amongst others, the Borrowers, Navigator Holdings Ltd as parent and guarantor (the Ultimate Parent), Navigator Gas L.L.C. as guarantor, Crédit Agricole Corporate and Investment Bank as agent and security agent, Crédit Agricole Corporate and Investment Bank, HSH Nordbank AG and NIBC Bank N.V. as arrangers, and the banks and financial institutions named therein as lenders

1	We refer to the Facility Agreement. Unless otherwise defined herein, words and expressions defined in the Facility Agreement shall have the same meaning when used in this letter.

2

We refer to a letter dated 1 June 2018 (the Request Letter), from Navigator Gas LLC. (Navigator) (acting on behalf of the Borrowers) in which Navigator has requested that certain amendments be made to the Facility Agreement for the reasons more particularly set out in the Request Letter.

3	The requested amendments referred to in paragraph 2 above are as follows:

(a)

the definition of Interest Expenses in Clause 20.1 of the Facility Agreement be amended so that it excludes interest due or payable pursuant to a debt financing to be obtained by the Ultimate Parent or any Group Member to fund its obligations pursuant to a joint venture agreement dated 31 January 2018 between the Navigator Ethylene Terminals LLC, a Delaware entity and Enterprise Products Operating LLC in relation to an ethylene marine export terminal to be constructed; and

(b)

the EBITDA to interest covenant set out at clause 20.2(b) of the Facility Agreement (the EBITDA Covenant) be amended so that the ratio is not less than 2.00:1.00 up to and including 30 September 2020, before reverting from 1 October 2020 to the current ratio of 3.00:1.00 throughout the remainder of the Facility Period.

4

The Finance Parties have agreed to provide their consent and approval to the requests in paragraph 3 above on the basis of: (a) the explanations and background set out in the Request Letter; (b) the terms of this letter; (c) the agreement by the Group to restrict its dividend payments in accordance with paragraph 5(d) below and; (d) the confirmation by Navigator that each other facility agreement in which the above-mentioned EBITDA Covenant is a feature (the Additional Facility Agreements), shall be amended at the same time and on terms no more favourable than permitted under this letter.

5

Upon: (i) execution of the acknowledgement set out below by each of the Borrowers and the Guarantors, and (ii) receipt by us of written confirmation from Navigator that an equivalent amendment letter to this letter has been fully executed in respect of each Additional Facility Agreement, the Facility Agreement shall automatically be amended as follows:

(a)	the definition of Interest Expense shall be amended by inserting the words “but excluding any Joint Venture Interest Expense” at the end of the definition, so it reads as follows:

“Interest Expense means with respect to the Group Members for any period, all interest charges, including the interest component of capitalised leases and any Hedging Contracts but excluding any Joint Venture Interest Expense.”;

(b)	the following new definitions shall be inserted in clause 20.1:

“Joint Venture Agreement means the joint venture agreement dated 31 January 2018 between the Navigator Ethylene Terminals LLC, a Group Member and Enterprise Products Operating LLC entered into in relation to an ethylene marine export terminal to be constructed at Morgan’s Point, Houston, United States of America.”; and

“Joint Venture Interest Expense means those interest charges incurred by a Group Member in relation to the financing of the contributions and investments of Navigator Ethylene Terminals LLC in connection with the Joint Venture Agreement.”;

(c)	clause 20.2(b) shall be deleted and replaced with the following:

“maintains a ratio of EBITDA to Interest Expense from the date of this Agreement up to and including 30 September 2020, of not less than 2.00:1.00, and thereafter, a ratio of not less than 3.00:1.00, as measured on the last day of each financial quarter of the Group; and”;

(d)	clause 29.12 shall be amended by inserting the words “On and after 31 December 2020” at the beginning of the clause, so that it reads as follows:

On and after 31 December 2020, the Borrowers and the Guarantors may declare or pay dividends to their respective shareholders provided that no Event of Default has occurred or will occur following such dividend paid or declared.

6

The Borrower represents and warrants to the Finance Parties that the Repeating Representations and warranties set out in clause 18 of the Facility Agreement are true and correct as if made at the date of this letter with reference to the facts and circumstances existing on such day.

7

Each of the Borrowers and the Guarantors hereby confirms its consent to the amendments to the Facility Agreement contained in this letter and agrees that, in the case of the Guarantors, the guarantees and indemnities set out in clause 17 of the Facility Agreement shall remain and continue in full force and effect following the said amendments to the Facility Agreement contained in this letter.

8	Each Obligor hereby confirms its consent to the amendments to the Facility Agreement contained in this letter and further agrees that:

(a)

the Security Documents in effect at the date hereof and to which it is a party and its obligations thereunder, shall remain and continue in full force and effect notwithstanding the said amendments to the Facility Agreement contained in this letter; and

(b)

references in any of the Security Documents to the Facility Agreement shall henceforth be reference to the Facility Agreement as amended by this letter and as from time to time hereafter amended and shall also be deemed to include this letter.

9	Each Obligor confirms that no Event of Default has occurred or will occur as a result of entering into this letter and the arrangements contemplated herein.

10	Each party confirms that save as supplemented and or amended by this letter, the provisions of the Facility Agreement shall continue in full force and effect.

11

This letter is a Finance Document and it, and any non-contractual obligations connected with it, are governed by English law and clause 47 of the Facility Agreement shall apply to this letter as if set out in it but with all necessary changes and as if references in the provisions to this Agreement were references to this letter.

12	This letter may be executed in counterparts.

Please sign and return the attached copy of this letter to signify your acceptance of its terms and conditions.

Yours faithfully

SIGNED by Clementine Costil	)
CRÉDIT AGRICOLE CORPORATE AND	)
INVESTMENT BANK	)
As Agent for and on behalf of the Finance Parties	)

Dated 29 June 2018

/s/ Clementine Costil
Authorised signatory

We acknowledge and agree with the terms of this letter.

SIGNED by Niall J Nolan	)
for and on behalf of	)
NAVIGATOR GAS L.L.C.	)
)

Dated 29 June 2018
/s/ Niall Nolan
Authorised signatory

SIGNED by Niall Nolan	)
for and on behalf of	)
NAVIGATOR HOLDINGS LTD	)
)

Dated 29 June 2018

/s/ Niall Nolan
Authorised signatory

SIGNED by Niall Nolan	)
for and on behalf of	)
NAVIGATOR ATLAS L.L.C.,	)
NAVIGATOR EUROPA L.L.C.,	)
NAVIGATOR OBERON L.L.C.,	)
NAVIGATOR TRITON L.L.C.,	)
NAVIGATOR UMBRIO L.L.C.,	)
NAVIGATOR CENTAURI L.L.C.,	)
NAVIGATOR CERES L.L.C.,	)
NAVIGATOR CETO L.L.C.,	)
NAVIGATOR COPERNICO L.L.C	)
) )
)

Dated 29 June 2018
/s/ Niall Nolan
Authorised signatory

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